UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

99¢ Only Stores

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

65440K106

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who responds to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Number Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ACOF Management III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 65440K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Canada Pension Plan Investment Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 65440K106

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D (as amended by Amendment No. 1 (as described below) thereto, the “Original Schedule 13D” and, together with this Amendment No. 2, the “Schedule 13D”) filed by the Reporting Persons on October 21, 2011, as amended by Amendment No. 1 to Schedule 13D filed on November 2, 2011 (“Amendment No. 1”) and relates to the common stock, no par value (the “Common Shares”), of 99¢ Only Stores, a California corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 4000 Union Pacific Avenue, City of Commerce, California  90023.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Original 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

Closing of the Transactions

On January 13, 2012, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”).  At the effective time of the Merger (the “Effective Time”), each outstanding Common Share (each, a “Former Share” and collectively, the “Former Shares”) was cancelled and converted into the right to receive the Merger Consideration, excluding (i) Common Shares held by any stockholders who were entitled to and who properly exercised dissenters’ rights under California law, (ii) treasury shares, and (iii) Common Shares held by Parent, Merger Sub or any other wholly owned subsidiary of Parent, which included the shares held by the Rollover Investors that were contributed to Parent pursuant to the Rollover Letter.  In addition, at the Effective Time, (a) each outstanding stock option was cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price for each Common Share subject to the applicable option, (b) each RSU was cancelled and converted into the right to receive an amount in cash equal to the number of unforfeited Common Shares then subject to the RSU multiplied by the Merger Consideration, and (c) each PSU was cancelled and converted into the right to receive an amount in cash equal to the number of unforfeited Common Shares then subject to the PSU, multiplied by the Merger Consideration.

As a result of the Merger, at the Effective Time, the Reporting Persons no longer beneficially own any Former Shares.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b), 5(c) and 5(e) of the Original Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a)-(b)  As a result of the transactions described in Item 4, as of January 13, 2012 the Reporting Persons no longer may be deemed to have any shared voting power, or beneficially own, any Former Shares.

(c)  Except for the transactions described in Item 4, to the best knowledge of the Ares Entities, neither the Ares Entities nor any person listed on Schedule I hereto whose principal occupation is with an Ares Entity has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Former Shares.

Except for the transactions described in Item 4, to the best knowledge of CPPIB, none of CPPIB, any person listed on Schedule I hereto whose principal occupation is with CPPIB or any person listed on Schedule II hereto has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Former Shares.

(e)  As of January 13, 2012, the Reporting Persons are not beneficial owners of more than five percent of the outstanding Former Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 13, 2012

NUMBER HOLDINGS, INC.

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF OPERATING MANAGER III, LLC,
Its Manager

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ACOF MANAGEMENT III, L.P.

By:	ACOF OPERATING MANAGER III, LLC,
Its General Partner

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

CANADA PENSION PLAN INVESTMENT BOARD

/s/ André Bourbonnais
By:	André Bourbonnais
Its:	Authorized Signatory